EXHIBIT 23.1

                         Independent Auditors' Consent

The Board of Directors
LaserSight Incorporated:

        We consent to incorporation by reference in the registration statement on Form S-3 of LaserSight Incorporated, to be filed with the Securities and Exchange Commission on June 8, 2001, of our report dated February 9, 2001, except as to note 16, which is as of March 12, 2001, relating to the consolidated balance sheets of LaserSight Incorporated and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2000, which report appears in the December 31, 2000 annual report on Form 10-K of LaserSight Incorporated and to the reference to our firm under the heading "Experts" in the prospectus.

                                    /s/KPMG LLP


St. Louis, Missouri
June 8, 2001